CAMBIOR   COMMUNIQUÉ • COMMUNIQUÉ • COMMUNIQUÉ

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, August 6, 2003

CAMBIOR RECEIVES A FINAL RECEIPT FOR ITS SHORT FORM PROSPECTUS

Final receipt of the short form prospectus

Cambior Inc. announces that it received yesterday a final receipt for its short form prospectus in connection with the Cdn $100 million bought deal previously announced on July 25, 2003. The offering is scheduled to close on or about August 12, 2003.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

Amended unaudited interim financial statements

The Company also filed on August 1, 2003 on SEDAR (www.sedar.com) amended unaudited interim financial statements for the period ended June 30, 2003. The amended version corrects the Segmented Information in Note 11. The correction does not affect the previously announced net loss, the statement of cash flows and the balance sheets.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrant "CBJ.WT.B" trades on the TSX.

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE U.S.

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For additional information, please contact:
CAMBIOR INC.
Robert LaVallière
Manager – Investor Relations
Tel. : (450) 677-2699
Fax : (450) 677-3382
E-mail : info@cambior.com
Website : www.cambior.com
PR-2003-31